

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

William Koppelmann
Chief Executive Officer
Standard Premium Finance Holdings, Inc.
13590 SW 134th Avenue, Suite 214
Miami, FL 33186

> **Re: Standard Premium Finance Holdings, Inc.**
> **Form 10**
> **Filed January 19, 2021**
> **File No. 000-56243**

Dear Mr. Koppelmann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance